UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broadstone Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 State Street
(No. and Street)

Albany	NY	12207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Peter Purcell 518-436-3536
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lisa M LaFond _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadstone Securities _____, as of December 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KATHERINE M. FLOUTON
Notary Public, State of New York
No. 01FL5068617
Qualified in Schenectady County
Commission Expires Nov. 4, 20__
11/8/2024

_____
Notary Public

_____
Signature

CEO
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHIGAN SECURITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

MICHIGAN SECURITIES, INC.
December 31, 2020

TABLE OF CONTENTS





MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Michigan Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Michigan Securities, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor for just the 2020 audited year.

Marcum LLP

Boston, Massachusetts
March 31, 2021

MICHIGAN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	89,016
Other assets		8,251
TOTAL ASSETS	$	97,267

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable	$	11,288
Total Liabilities		11,288

Stockholder's Equity:

Common stock, 10,000 shares authorized with $5.00 par value,		
1,000 shares issued and outstanding	$	5,000
Retained earnings		80,979
Total Stockholder's Equity		85,979
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	97,267

The accompanying notes are an integral part of these financial statements.

MICHIGAN SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues:	
Commissions:	
Investment companies	$ 464,128
Trailers	297,981
Listed equities and other	149,073
Annuities and insurance products	1,014,441
Investment advisory fees	535,695
Direct participation products	110,098
Interest income	638
Referral fees	452,288
Other revenue	5,619
Total revenues	3,029,961
Operating expenses	
Salaries, wages, commissions, and benefits	$ 2,192,961
Clearing costs	49,224
Regulatory fees	23,541
Occupancy and equipment	35,994
Interest	1,358
Professional services	72,469
Office supplies and expenses	23,015
Management fees	688,148
Loss on disposal of equipment	1,337
General and administrative expenses	27,708
Total operating expenses	3,115,755
Loss before income taxes	(85,794)
Income tax expense	(75)
Net loss	$ (85,869)

The accompanying notes are an integral part of these financial statements.

MICHIGAN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Retained Earnings	Total
Balances at January 1, 2020	$ 5,000	$ 166,848	$ 171,848
Net loss		(85,869)	(85,869)
Balances at December 31, 2020	$ 5,000	$ 80,979	$ 85,979

The accompanying notes are an integral part of these financial statements.

MICHIGAN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:	
Net loss	$ (85,869)
Adjustments to reconcile net loss to net cash used	
in operating activities:	
Depreciation	227
Loss on disposal of equipment	1,337
Paycheck protection program loan forgiveness	(33,885)
(Increase) decrease in assets:	
Receivable from brokers	372,860
Other assets	(8,251)
Increase (decrease) in liabilities:	
Accounts payable	(73,968)
Accrued expenses	(394,750)
Net cash used in operating activities	(222,299)
Cash flows from investing activities:	
Net cash provided by investing activities	–
Cash flows from financing activities:	
Proceeds received from Paycheck Protection Program Loan	41,100
Payment on Paycheck Protect Program Loan	(7,215)
Net cash used in financing activities	33,885
Net decrease in cash	(188,414)
Cash, beginning of year	277,430
Cash, end of year	$ 89,016
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 1,358
Cash paid for income taxes	$ –

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Michigan Securities, Inc. (the "Company") was incorporated in Michigan in September 1999. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and operates under a membership agreement with the Financial Industry Regulatory Authority. ("FINRA"). The Company maintains its corporate office in Albany, New York. The Company operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker dealer performs clearing functions for all broker dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The Company's customers are located across the United States. The Company receives commissions on trades that are facilitated through the clearing broker dealer and other brokers. The accounting and reporting policies of the Company conform to U. S. generally accepted accounting principles ("U.S. GAAP") and to general practices within the broker dealer industry.

During August 2019 the stockholders of the Company entered into an agreement to sell 100% of the outstanding shares of Michigan Securities, Inc. The transaction received FINRA approval and was consummated on May 6, 2020. The new Parent Company ("Wentworth Management Services, LLC," or "Wentworth") did not elect to push down any of the acquisition costs to the Company. On May 6, 2020, the Company became a wholly owned subsidiary of Wentworth. Subsequent to May 6, 2020, the Company's customers were transferred to a related entity of Wentworth. This transfer of customers was approved by FINRA in connection with the approval of the change in ownership. At December 31, 2020, the Company was not earning revenue from customers as it no longer had any. In consideration for the transfer of clients, the Company received $452,288 from the related entity which is included in referral fee revenue in the statement of operations. Effective December 22, 2020, the Company filed a certificate of assumed name with the Michigan Department of Licensing and Regulatory Affairs. From that date forward the Company will transact business under the assumed name of Broadstone Securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from Other Broker Dealers
Receivables due from the clearing firm and other brokers and dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts for these. As of December 31, 2020, the Company had no receivables from other broker dealers.

Fixed Assets
Property and equipment are recorded at cost less accumulated depreciation and amortization. The Company depreciates its property and equipment for financial reporting purposes using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years. Leasehold improvements are amortized over the lesser of the useful life of the asset, or the initial lease term.

Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred, and expenditures, which extend the economic life, are capitalized. When assets are retired, or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized. At December 31, 2020, all property and equipment of the company had been fully depreciated and/or was no longer in service.

Leases

The Company determines if an arrangement is a lease, or contains a lease, at the inception of the arrangement. When the Company determines the arrangement is a lease, or contains a lease, at lease inception, it then determines whether the lease is an operating lease or a finance lease. Operating and finance leases result in the Company recording a right-of-use (ROU) asset and lease liability on its balance sheet. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease.

Operating and finance lease ROU assets and liabilities are initially recognized based on the present value of lease payments over the lease term. In determining the present value of lease payments, the Company uses the implicit interest rate if readily determinable or when the implicit interest rate is not readily determinable, the Company uses its incremental borrowing rate. The incremental borrowing rate is not a commonly quoted rate and is derived through a combination of inputs including the Company's credit rating and the impact of full collateralization. The incremental borrowing rate is based on the Company's collateralized borrowing capabilities over a similar term of the lease payments. The operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Specific lease terms may include options to extend or terminate the lease when the Company believes it is reasonably certain that it will exercise that option.

Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. As allowed by U.S. GAAP, the Company has elected not to recognize ROU assets and lease liabilities that arise from short-term (12 months or less) leases for any class of underlying asset.

There are no outstanding leases as of December 31, 2020.

Revenue from Contracts with Customers

The Company recognizes revenue from contracts with customers under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 following a five-step model to (a) identify the contract(s) with a customer (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's revenue from contracts with customers include commission income from brokerage offerings consisting primarily of mutual funds, variable annuity products, and individual financial securities; investment advisory fees; and other revenues primarily related to sales of direct participation products on a best-efforts basis and have been disaggregated accordingly on the statement of operations. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

The Company buys and sells securities with or on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. The Company's performance obligation with respect to commission trades is to execute a trade order once entered. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. Trade modifications are treated as a new standalone transaction. Given that each unfulfilled trade is terminable at will based on terms and conditions of each customer agreement, the performance obligations are fulfilled on the trade date, with related execution costs being recognized on the same day.

Commissions, continued

The Company enters arrangements with investment funds (and similar products) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome the constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Commission expenses and related clearing expenses are recorded on a trade-date basis and when performance obligations in generating the commissions have been substantially completed.

Investment Advisory Fees

The Company provides financial advisory and transaction related services to its customers. The benefits of the Company's services are generally transferred to the Company's customers over time as the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time. Advisory fees are generally fixed (by individual contract) and charged on a quarterly basis when billed. Expenses for investment advisory fees due to registered representatives are recorded at the same time. Revenue as disaggregated by source is presented in the accompanying statement of operations.

Contract Balances

The timing of revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. The Company records a contract asset when the Company has recognized revenue prior to payment but the Company's right to payment is conditional on something other than the passage of time. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenues (a contract liability) until the performance obligations are satisfied. As of December 31, 2020, the Company had no receivables from contracts with customers. As of December 31, 2020, the Company had no contract assets or contract liabilities.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740 Income Taxes. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in the tax rate on deferred tax assets and liabilities is recognized in in the period that the change is effective. Income tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will either expire before the Company is able to realize the benefit, or that future deductibility is uncertain.

Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued. There have been no material subsequent events that would require disclosure or would be required to be recognized in the financial statement as of December 31, 2020.

NOTE 3 -NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain a net capital equal to the greater of $50,000 or 6.67% of the aggregate indebtedness, and both as defined, shall not exceed 15 to 1.

The Company had net capital of $77,728 as of December 31, 2020. The Company had net capital of $27,728 in excess of its required net capital of $50,000 as of December 31, 2020. The Company's net capital ratio was 0.15 to 1 as of December 31, 2020.

NOTE 4 - FURNITURE, FIXTURES AND EQUIPMENT

The Company disposed of its remaining furniture, fixtures and equipment during the year ended December 31, 2020. The Company recognized $227 in depreciation expense and a loss on disposal of equipment of $1,337 for the year ended December 31, 2020. In May 2020, the Parent Company and/or affiliates through an expense sharing agreement began providing the Company's furniture and equipment needs (see Note 10).

NOTE 5 – INCOME TAXES

The Company incurred Net Operating Loss' (NOL) on their 2018 and 2019 income tax return totaling $78,835 that will be carried forward and has an indefinite life. The provision for income taxes includes the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes. The Company operates in multiple tax jurisdictions and, in the normal course of business, its tax returns are subject to examination by various taxing authorities. Such examinations could result in future assessments by these taxing authorities.

The components of income tax expense for the year ended December 31, 2020 was as follows:

Current expense		
U.S. Federal	$	-
State and Local		75
Deferred expense		
U.S. Federal		-
State and Local		-
Total income tax expense (benefit)	$	75

As of December 31, 2020 the Company's deferred tax assets (liabilities) consisted of the effects of temporary differences attributable to the follows:

Deferred tax asset:	
Net Operating Loss	$ 53,065
Valuation allowance	(53,065)
Net Deferred Tax	$ -

NOTE 5 – INCOME TAXES, continued

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is required to file income tax returns in the United States (federal), and in various state jurisdictions in the United States. Based on the Company's evaluation, it has been concluded that there are no material uncertain tax positions requiring recognition in the Company's financial statements for the year ended December 31, 2020.

The Company's policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as interest expense and as a component of selling, general and administrative expense, respectively. There were no amounts accrued for interest or penalties for the year ended December 31, 2020. Management does not expect any material changes in its unrecognized tax benefits in the next year.

NOTE 6 – CONCENTRATION OF CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of receivables and cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its counterparties and, based upon factors surrounding the credit risk of its counterparties, establishes an allowance for uncollectible accounts and, consequently, believes that its receivables credit risk exposure beyond such allowances is limited.

The Company maintains cash deposits with financial institutions, which, from time to time, may exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Indemnifications
The activities of the Company's customers are transacted on either a cash or margin basis through the facilities of its clearing broker. In margin transactions, the clearing broker extends credit to the customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the clearing broker may also execute and clear customer transactions involving the sale of securities not yet purchased.

These transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customers may incur. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customers.

Indemnifications, continued

The Company, through its clearing broker, seeks to control the risk associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. At December 31, 2020, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Litigation and Claims

The Company may be subject to claims and litigation during the normal course of business. The Company is not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that would have a material adverse effect on the Company's statement of financial condition.

Lease Commitments

The Company had various short-term leases for equipment and storage, all expiring in 2020. Total short-term lease expense was $22,013 for the year ended December 31, 2020. The Company had no operating or financing leases as of December 31, 2020.

COVID-19

Management continues to evaluate the impact that the COVID-19 pandemic has had on the industry and our business and has concluded that while it does not believe that the virus has had a negative effect on the Company's financial position or operating results, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

NOTE 8 - Paycheck Protection Program

In response to the COVID-19 pandemic, the Payment Protection Program, or PPP, was established under the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act and administered by the SBA. Companies who met the eligibility requirements set forth by the PPP could qualify for PPP loans. If the loan proceeds are fully utilized to pay qualified expenses, the full principal amount of the PPP loan, along with any accrued interest, may qualify for loan forgiveness, subject to potential reduction based on the level of full-time employees maintained by the organization.

In May 2020, the Company received a loan of $41,100 under the PPP provided by First Financial Bank. The loan bears interest at 1.0%, with principal and interest payments deferred for the first six months of the loan. After that, the loan and interest would be paid back over a period of 18 months, if the loan is not forgiven under the terms of the PPP. The Company applied for and received partial loan forgiveness on November 9, 2020.

NOTE 8 - Paycheck Protection Program, continued

The Company has decided that the PPP loan should be accounted for as a government grant. As US GAAP does not contain guidance on the accounting for government grants, the Company is following the guidance in International Accounting Standards, or IAS, 20, Accounting for Government Grants and Disclosure of Government Assistance. Under the provisions of IAS 20, "a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan." As discussed above, the Company applied for and received partial forgiveness. IAS 20 permits the recognition in earnings either separately under a general heading such as other income, or as a reduction of the related expenses. As the Company had utilized PPP proceeds for payroll and other qualified expenditures and also received forgiveness for a portion of its loan on November 9, 2020, it has recognized a reduction in expenses for the amount forgiven, $33,885, and payment of the remaining loan balance of 7,215 was made to the lender on December 22, 2020. No liability for the PPP loan is reflected in the balance sheet as of December 31, 2020.

NOTE 9 - EMPLOYEE BENEFIT PLAN

The Company sponsored a 401(k) Plan ("Plan") for substantially all employees meeting minimum age and service requirements. The Plan provided for elective contributions by employees up to the maximum limit allowed by tax regulations. Under the terms of the Plan, the Company may have made discretionary contributions. Company contributions to the Plan for the year ended December 31, 2020 totaled $4,135. The plan was terminated in August 2020 and the Company has no employees as of December 31, 2020.

NOTE 10 - RELATED PARTY TRANSACTIONS

The Company receives insurance product commission, advisory fees, and referral fees from related entities under common control. Income received from these related parties approximated $1,029,288 for the year ended December 31, 2020. A total of $535,695 is included in investment advisory fees in the statement of operations, $41,305 is included in annuities and insurance products in the statement of operations and the remaining $452,288 is included in referral fees in the statement of operations and consists of payments made from a related entity for the transfer of client accounts from the Company to the related entity.

The Company intends to comply with NASD Notice to Members 03-63 regarding expense sharing agreements, and records its share of all operational costs and expenses in accordance with U.S. GAAP.

The Company has an expense sharing agreement with Wentworth Management Services. Under the expense sharing agreement, Wentworth has agreed to cover various operational costs and expenses and provide management services to the Company, and the Company has agreed to reimburse the Parent Company for all direct expense and indirect expenses paid or otherwise incurred by the Parent Company and/or Wentworth on its behalf. Indirect expenses are allocated to the Company on a reasonable and consistent basis. For the year ended December 31, 2020, the total fees charged to the Company were $688,148, which are included in management fees in the statement of operations.

There were no amounts due to or from related parties as of December 31, 2020.

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE 11 -FAIR VALUE FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and accounts payable. The recorded values of cash and accounts payable approximate their fair values based on the short-term nature of these instruments.

NOTE 12 - LIQUIDITY

As disclosed in Note 1, the Company has transitioned its operations from being an operating retail broker dealer to a broker dealer with no operations. By the end of January 2021, almost all P&L activity had been transitioned out of the Company or otherwise terminated. On March 31, 2021, the Company had cash in the bank of approximately $102,000 and a prepaid balance in its CRD account with FINRA of approximately $3,000. The Company also had minimal liabilities and significant total equity available for net capital. Expenses to operate the Company over the next twelve months are forecasted to be minimal allowing the Company to maintain a sufficient amount of cash to sustain operations as well as a sufficient amount of available net capital to remain in compliance with all regulatory requirements. Management believes that the Company will have sufficient cash flows to fund its operations in the ordinary course of business through at least the next twelve months from the issuance date of these financial statements. However, there can be no assurance that the Company will have sufficient cash flows beyond March 31, 2021.

MICHIGAN SECURITIES, INC.

SUPPLEMENTARY FINANCIAL INFORMATION

DECEMBER 31, 2020

MICHIGAN SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-l
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 85,979
Deductions and/or charges:	
Non-allowable assets:	
Other assets	8,251
Total non-allowable assets	8,251
Other deductions and charges	-
Net Capital	$ 77,728

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:	
Accounts payable	$ 11,288
Total Aggregate Indebtedness	$ 11,288

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Computed minimum net capital required (6 2/3 of total aggregate indebtedness)	$ 752
Minimum dollar net capital requirement of reporting broker dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 27,728
Ratio: Aggregate indebtedness to net capital	0.15 to 1

RECONCILIATION WITH THE COMPANY'S CALCULATION

There are no material differences between the computation of net capital as reported in Michigan Securities, Inc. Part II (Unaudited) FOCUS report dated December 31, 2020 and the above calculations.

MICHIGAN SECURITIES, INC.
SCHEDULES II AND III
DECEMBER 31, 2020

SCHEDULE II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) for all transactions cleared on a fully disclosed basis with a clearing broker. The Company carries no customers' accounts, promptly transmits all customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers.

SCHEDULE III

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) for all transactions cleared on a fully disclosed basis with a clearing broker. The Company carries no customers' accounts, promptly transmits all customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers.

MICHIGAN SECURITIES, INC.

EXEMPTION CLAIMED UNDER SEC RULE 15c3-3

DECEMBER 31, 2020





MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Michigan Securities, Inc.

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Michigan Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Boston, Massachusetts
March 31, 2021

MARCUMGROUP
MEMBER

Marcum LLP ■ 53 State Street ■ 17th Floor ■ Boston, Massachusetts 02109 ■ **Phone** 617.807.5000 ■ **Fax** 617.807.5001 ■ **www.marcumllp.com**

MICHIGAN SECURITIES, INC.
MANAGEMENT'S EXEMPTION REPORT

Michigan Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2): (ii).

2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Michigan Securities, Inc.

I, Lisa LaFond, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Lisa LaFond, CEO

March 31, 2021